Exhibit a.6

DNP SELECT INCOME FUND INC.

ARTICLES OF AMENDMENT

DNP Select Income Fund Inc., a Maryland corporation, having its principal office in Baltimore City, Maryland (the “Corporation”), desires to amend its charter as currently in effect, and hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The charter of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH of the Articles of Amendment and Restatement, as amended by Articles Supplementary dated July 14, 2006, in its entirety and in lieu thereof substituting the following:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 400,000,000 shares with an aggregate par value of $400,000, divided into two classes, 300,000,000 shares of common stock, $.001 par value per share (“common stock”), and 100,000,000 shares of preferred stock, $.001 par value per share (“preferred stock”).  Five thousand shares of preferred stock have been further designated as shares of Remarketed Preferred Stock, as set forth in Article Fourteenth, and twenty thousand shares of preferred stock have been further designated as shares of Auction Preferred Stock, as set forth in Article Fifteenth.

SECOND:             (a) Immediately before these Articles of Amendment become effective, the total number of shares of stock of all classes which the Corporation had authority to issue was 350,000,000 shares of capital stock, $.001 par value per share, of which 250,000,000 were common stock and 100,000,000 were preferred stock.  As amended by these Articles of Amendment, and immediately after these Articles of Amendment become effective, the total number of shares of stock of all classes which the Corporation has authority to issue is 400,000,000 shares of capital stock, $.001 par value per share, of which 300,000,000 are common stock and 100,000,000 are preferred stock.

(b) Immediately before these Articles of Amendment become effective, the aggregate par value of all shares of stock of all classes of the Corporation was 350,000.  As amended by these Articles of Amendment, and immediately after these Articles of Amendment become effective, the aggregate par value of all shares of stock of all classes of the Corporation shall be 400,000.

THIRD:  The information required by Section 2-607(b)(2)(i) of the Maryland General Corporation Law was not changed by these Articles of Amendment.

FOURTH:  The foregoing amendment to the charter of the Corporation has been advised by the Board of Directors and approved by the stockholders of the Corporation.

FIFTH:  The foregoing amendment to the charter of the Corporation shall become effective upon acceptance for record by the State Department of Assessments and Taxation of Maryland.

Exhibit a.6

IN WITNESS WHEREOF, DNP Select Income Fund Inc. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary on June 8, 2010.

WITNESS:	DNP SELECT INCOME FUND INC.
/s/ T. Brooks Beittel	By:	/s/ Nathan I. Partain
T. Brooks Beittel, Secretary		Nathan I. Partain, President

THE UNDERSIGNED, the President of DNP Select Income Fund Inc., who executed on behalf of the Corporation the foregoing Articles of Amendment of which this certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles of Amendment to be the corporate act of said Corporation and hereby certifies that to the best of his knowledge, information, and belief the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ Nathan I. Partain
Nathan I. Partain, President